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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                        ELECTRO-KINETIC SYSTEMS, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                    28511410
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                                 (CUSIP Number)


                               ROBERT M. SHEPARD
                               BALLON STOLL BADER & NADLER, P.C.
                               1450 BROADWAY, 14TH FLOOR
                               NEW YORK, NY 10018
                               (212) 575-7900
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               DECEMBER 1, 1996
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            (Date of Event which Requires Filing of this Statement)



       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

       NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 4 Pages)

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                                                           Page  2  of  4  Pages
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       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 28511410
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     1. NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS.
     OF ABOVE PERSONS (ENTITIES ONLY).
        RICHARD J. L. HERSON

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     2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS).
     (a) .............................................................[ ]
     (b) Mr. Herson, his adult son Jonathan                           [X]
(shareholder), and his adult daughter Sharon Herson (shareholder), disclaim that they act as a group.

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     3. SEC USE ONLY .................................................

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     4. SOURCE OF FUNDS (SEE INSTRUCTIONS) ............OO.............
        Shares granted to Mr. Herson by the Company in settlement of debt owed for unpaid salaries.

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     5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e) .................................................[ ]

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     6. CITIZENSHIP OR PLACE OF ORGANIZATION.
        UNITED STATES

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Number of      7. SOLE VOTING POWER .............2,431,850............
Shares         -----------------------------------------------------------------
Beneficially   8. SHARED VOTING POWER ................................
Owned by       -----------------------------------------------------------------
Each           9. SOLE DISPOSITIVE POWER ........2,431,850............
Reporting      -----------------------------------------------------------------
Person         10. SHARED DISPOSITIVE POWER ..........................
With

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     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON .............................2,431,850................

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     12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (SEE INSTRUCTIONS) ................................[X]
Excludes shares beneficially owned by adult son and adult daughter.

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     13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
         7.8%

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     14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).
         IN
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                                                               Page 3 of 4 Pages
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ITEM 1.   SECURITY AND ISSUER.

          This statement relates to the Common Stock of the following corporation (the "Company"):

          ELECTRO-KINETIC SYSTEMS, INC.
          525 Washington Blvd.
          36th Floor
          Jersey City, NJ 07310

ITEM 2.   IDENTITY AND BACKGROUND.

          Richard J. L. Herson
          525 Washington Blvd.
          36th Floor
          Jersey City, NJ 07310

          Mr. Herson is currently Vice-President, Assistant Secretary, and Director of Electro-Kinetic Systems, Inc. Mr. Herson, a citizen of the United States, has not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in, or subjecting him to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Mr. Herson acquired his shares of common stock in setllement of debt owed to him by the Company for unpaid salary.

ITEM 4.   PURPOSE OF TRANSACTION.

          Please see Item 3.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Mr. Herson is beneficial owner of 2,431,850 shares or 7.8% of the common stock of the Company, which he has sole power to vote.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Mr. Herson, his adult son Jonathan (who owns 2,041,955 shares), and his adult daughter Sharon Herson (who owns 140,000 shares), are all shareholders of the Company. Together they own the aggregate l4.7% of the outstanding shares of the Company and might be considered to be acting as a group. However, they disclaim that they act as a group for purposes of Rule l3-d of the Exchange Act of 1934.

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                                                               Page 4 of 4 Pages
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ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          There are no exhibits filed.


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        5/6/00
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                                    Date

                                    /S/ RICHARD J. L. HERSON
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                                    Signature

                                       RICHARD J. L. HERSON
                                    -------------------------------
                                    Name/Title